August 27, 2015

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549

Re:	Sunoco LP
Form 10-K for Fiscal Year Ended
December 31, 2014
Filed February 27, 2015
Form 8-K Filed March 23, 2015
File No. 1-35653

Dear Mr. Horowitz:

Set forth below are the responses of Sunoco LP, a Delaware limited partnership (“Sunoco,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2015, with respect to (i) Sunoco’s Form 10-K for the Fiscal Year ended December 31, 2014 filed with the Commission on February 27, 2015, File No. 001-35653 (our “Form 10-K”), and (ii) Sunoco’s Form 8-K filed March 23, 2015, File No. 001-35653 (our “Form 8-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Year Ended December 31, 2014 (Combined basis) Compared to Year Ended December 31, 2013, page 37

1.

The presentation of your predecessor and successor periods on a combined basis for the year ended December 31, 2014 does not appear to be appropriate due to the change in basis in the underlying financial statements. Please revise your current presentation and discussion of results of operations here and throughout your filing to separately

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

present the predecessor and successor periods with a clear delineation and explanation of the differences between the two periods. You may wish to consider whether such disclosure should be supplemented by pro forma financial information presented in a format consistent with Article 11 of Regulation S-X. Such information, including any discussion on a pro forma basis, should only be provided on a supplemental basis to the stand-alone discussion of the GAAP operating results for the successor and predecessor periods.

Response: We acknowledge the Staff’s comment to revise our current presentation and discussion of results of operations, but respectfully note that we believe our current presentation is better suited to address the objectives of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), including:

1.	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

2.	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

3.	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

We considered the facts and circumstances surrounding Energy Transfer Partners, L.P.’s (“ETP”) acquisition of Susser Holdings Corporation and Sunoco (the “ETP Merger”), the nature of management’s evaluation of the business, and the overall meaningfulness of the disclosures. We concluded that the inclusion of separate predecessor and successor analysis in MD&A would not be meaningful disclosure and would not enhance management’s discussion of results of operations for the following reasons:

1.	The combined presentation included in our Form 10-K represents how management analyzes the business, which ignores the predecessor and successor accounting periods.

2.	The change in basis is due to “push down” accounting relating to the ETP Merger. This change in basis primarily impacts the balance sheet through a step-up in the assets and liabilities to fair value as of the date of the ETP Merger. The only corresponding impact to the components of net income, and therefore included in the discussion of our results of operations, is isolated to depreciation and amortization.

3.	We disclosed that depreciation and amortization was impacted as a result of the application of push down accounting on page 38 of our Form 10-K.

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

4.	Depreciation and amortization was only impacted by $1.7 million as a result of the application of push down accounting related to the ETP Merger. Given this immaterial impact to a component of net income from push down accounting, we believe the presentation and discussion of the predecessor and successor accounting periods would not provide more relevant context for investors’ analysis of the financial information contained in our Form 10-K or provide a better understanding of whether and to what extent past performance is indicative of future results.

In response to your comment regarding the inclusion of pro forma financial information, we considered Steven C. Jacobs’, Associate Chief Accountant, Division of Corporation Finance, speech entitled “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Development” dated December 11, 2007, Pro Forma MD&A, with respect to satisfying the requirements of Item 303 of Regulation S-K in our Form 10-K.

We considered the nature of the pro forma adjustments that would need to be made and the overall meaningfulness of pro forma disclosures. We concluded that the inclusion of pro forma MD&A would not be meaningful disclosure and would not enhance management’s discussion of results of operations for the following reasons:

1.	As noted above, the material pro forma adjustment impacting net income relates to depreciation and amortization, which has no impact on Sunoco’s results from normal business operations, which are primarily measured by gross profit and Adjusted EBITDA.

2.	Most of Sunoco’s financial and operational performance measures, including motor fuel gallons sold, gross profit, total operating expenses and Adjusted EBITDA, would not be impacted by providing pro forma MD&A. Any net income or EBITDA impact of the push down accounting pro forma adjustments would be eliminated upon arriving at Adjusted EBITDA. Another key financial performance measure, distributable cash flow, would also not be impacted by any pro forma adjustments.

We intend to expand our MD&A in future filings to quantify variances in individual line items (e.g., depreciation and amortization) that are the result of the application of push down accounting, in addition to other changes. Using the year ended December 31, 2014 as an example, our MD&A addressing the items impacting Total Operating Expenses would include the following:

•	depreciation, amortization and accretion expense for 2014 of $27.0 million increasing $18.3 million, or 210.3%, from 2013 due to depreciation and amortization on additional capital investments, including acquisitions in 2014, recently constructed assets being placed into service and the convenience stores purchased and leased back to Susser Holdings Corporation, in addition to a $1.7 million impact from “push down” accounting related to the ETP Merger.

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

Item 9A. Controls and Procedures, page 46

2.	We note that the acquisitions of Aloha Petroleum, Ltd and Mid-Atlantic Convenience Stores, LLC have been excluded from your assessment of internal controls over financial reporting as of December 31, 2014. Please tell us what consideration you gave to disclosing any changes in internal control over financial reporting related to the acquisitions that occurred during the quarter ended December 31, 2014. Refer to Questions 3 and 7 of Frequently Asked Questions on Management´s Report on Internal Control Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, revised September 24, 2007.

Response: We respectfully note our disclosure contained on page 47 of our Form 10-K that provides the relative significance of the acquisitions of Aloha Petroleum, Ltd. (“Aloha”) and Mid-Atlantic Convenience Stores, LLC (“MACS”) and our determination that the acquisitions did not materially affect and are not expected to materially affect our internal control over financial reporting. In connection with this assessment of internal controls, we considered the relative significance and timing of the acquisitions of Aloha and MACS to Sunoco’s consolidated financial statements. We also considered that following the acquisitions, we would not continue to operate most of Aloha’s and MACS’ existing systems, processes and internal controls over financial reporting and that we would extend Sunoco’s existing internal controls and procedures to the acquired entities to mitigate financial reporting risks related to the acquired businesses. Additionally, we reviewed certain controls and processes at the acquired companies that mitigated risk of material misstatement of financial statement balances and compared those to similar controls at Sunoco. At the time of our Form 10-K filing, we had made significant progress in implementing our existing controls at the acquired companies but were still evaluating other operational and internal control changes. Based on these factors, we determined the acquisitions of Aloha and MACS did not result in any changes to Sunoco’s internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, Sunoco’s internal control over financial reporting.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Merger and Acquisitions, page F-18

3.	Please provide a qualitative description of the factors that make up the goodwill recognized in the ETP Merger and the acquisitions of Aloha Petroleum, Ltd and Mid- Atlantic Convenience Stores, LLC. Refer to ASC 805-50-50-6 and 805-30-50-1a, as applicable.

Response: As noted in Note 4 to our financial statements included in our Form 10-K on page F-18 and Note 3 on pages F-12 and F-13, the amount of goodwill recorded reflects the excess of fair value of the consideration conveyed in an acquisition over the fair value of the net assets acquired.

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

In connection with the ETP Merger and the acquisition of Aloha, we, with the assistance of a third party valuation firm, determined the value of goodwill for each acquisition by giving consideration to the following qualitative factors:

ETP Merger

1.	synergies created from a reduction in workforce;

2.	synergies created through increased fuel purchasing advantages, merchandising and improved “buying power” reflecting economies of scale; and

3.	the consideration of the highest and best use of the assets through discussion among the management group, the qualitative characteristics of the assets acquired, observations from past transactions within the industry regarding the use of assets subsequent to the respective acquisitions, and senior management’s future plans for the assets acquired and the related forecasts.

Aloha

1.	synergies created through increased fuel purchasing advantages, merchandising and improved “buying power” reflecting economies of scale;

2.	strategic advantages of Aloha due to its particular assets;

3.	Aloha’s history;

4.	the nature of Aloha’s products and services and its competitive position in the marketplace; and

5.	Aloha’s competitors in the geographically isolated market.

MACS

MACS was an acquisition of an entity under common control as described in ASC 805-50 and, as such, we recognized the acquired assets and assumed liabilities at their respective carrying values and no additional goodwill was created.

We intend to expand our footnote disclosure in future filings, including our Form 10-Q for the quarterly period ending September 30, 2015, to include a qualitative description of the factors that make up the goodwill recognized for the transactions described above.

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

Note 22. Selected Quarterly Financial Data (unaudited), page F-41

4.	Similar to our comment above regarding Management’s Discussion and Analysis, please revise your presentation of the third quarter financial data of fiscal year 2014 to separately present the predecessor and successor periods.

Response: We acknowledge the Staff’s comment. We provided the third quarter financial data for the predecessor and successor periods on pages 2 and 3 of our Form 10-Q for the quarterly period ended September 30, 2014. When we present selected quarterly financial data for the third quarter of 2014 in our Form 10-K for the year ending December 31, 2015, we will separately present the predecessor and successor periods.

Form 8-K Filed March 23, 2015

5.	We note the audited financial statements of Sunoco LLC as of December 31, 2014 and 2013 and for the years then ended in Exhibit 99.3 of the Form 8-K filed on March 23, 2015. Due to the significance of this acquisition, it appears financial statements of Sunoco LLC beyond the periods presented may be required under Rule 3-05 of Regulation S-X. Please file the financial statements of Sunoco LLC for the year ended December 31, 2012 or tell us why additional periods are not required to be presented and support your conclusion with the results of the significance tests under Rule 1-02(w) of Regulation S-X.

Response: We respectfully advise the Staff that, for the acquisition of a 31.58% membership interest in Sunoco, LLC (the “Sunoco LLC Acquisition”) disclosed in our Form 8-K filed on March 23, 2015, we measured the significance of the acquisition under Rules 3-05 and 1-02(w) of Regulation S-X using the three significance tests: the asset test, the investment test, and the income test. We then determined the number of years, if any, of audited financial statements that were required to be presented based on the highest significance level calculated under any of the tests, as summarized in the following table:

Highest Significance Level	Number of Years of Audited Financial Statements
Less than 20%	None

Greater than 20%, less than 40%	One year of audited financial statements

Greater than 40%, less than 50%	Two years of audited financial statements

Greater than 50%	Statements of income and cash flows for three most recent fiscal years and balance sheets for two most recent fiscal years. Financial statements for the earliest of the three fiscal years may be omitted if net revenues of the acquired business in the most recent fiscal year are less than $50 million

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

Set forth below are our analysis and calculations under Rules 3-05 and 1-02(w) of Regulation S-X of the three significance tests for the Sunoco LLC Acquisition. Based on the results of the significance tests, we determined that the Sunoco LLC Acquisition was significant at the greater than 40%, less than 50% level, as calculated below, and thus we filed two years of audited financial statements of Sunoco, LLC, along with the required pro forma financial information of Sunoco, in the referenced filing.

Historical Consolidated Sunoco LP	As of and for the year ended December 31, 2014 (in thousands)
Total assets	$2,197,481
Pre-tax income (excluding noncontrolling interest)	$59,095

Historical Consolidated Sunoco, LLC	As of and for the year ended December 31, 2014 (in thousands)
Total assets	$1,479,761
Net book value	$946,917
Pre-tax income	$81,594

	Significance Tests
Percentage of Sunoco, LLC Acquired	Income	Asset	Investment (1) - Net Book Value	Investment (2) - Common Units Exchanged
31.58%	44%	21%	14%	3%

(1) As indicated in paragraph 2015.7 of SEC Financial Reporting Manual, this test was performed using the net book value as of December 31, 2014 compared to Sunoco’s consolidated assets.

(2) As indicated in paragraph 2015.7 of SEC Financial Reporting Manual, this test was performed using the common units representing limited partner interests in us (“common units”) exchanged in the transaction (795,482) compared to the common units outstanding at the time of the initiation of the combination (35,038,613).

In connection with the above significance analysis under Rule 1-02(w) of Regulation S-X, we note that the results of the above tests are different than we originally described in our letter to the Staff dated December 24, 2014 in connection with the Sunoco LLC Acquisition. This difference is due to the following:

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

U.S. Securities and Exchange Commission

August 27, 2015

1.	The financial information of Sunoco, LLC used in the significance tests for the December 24, 2014 letter were unaudited, preliminary estimates and did not include Sunoco, LLC’s full results for the fourth quarter of 2014. Sunoco, LLC experienced a net loss for the fourth quarter of 2014, which significantly decreased Sunoco, LLC’s net income for the year ended December 31, 2014.

2.	The audit of Sunoco, LLC’s financial statements was not yet complete at the time the December 24, 2014 letter was submitted to the Staff.

3.	Sunoco’s financial information used in the significance tests for the December 24, 2014 letter did not include the acquisition of Aloha. In addition, Sunoco’s financial information did not take into account the retrospective adjustment of Sunoco’s financial statements to include MACS’ results of operations beginning September 1, 2014, the date of common control.

*******

Sunoco acknowledges the following:

1.	Sunoco is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sunoco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to me at 832-234-3600 or Jon W. Daly at 713-220-3843.

Sincerely,

/s/ Clare McGrory
Clare McGrory Executive Vice President, Chief Financial Officer and Treasurer

cc:	Marci K. Donnelly, Associate General Counsel – Sunoco LP
Kathryn S. Cantlon, SEC Reporting Manager – Sunoco LP
Jon W. Daly, Partner – Andrews Kurth LLP
Kenneth Clay, Partner – Grant Thornton LLP
D. Glenn Terry, Partner – Ernst & Young LLP